UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Atlas Technology Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0004

(Title of Class of Securities)

89601T300

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89601T300	13D/A	Page 2 of 12

1	Name of Reporting Persons. West Coast Asset Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 10,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 27.8%[1]
14	Type of Reporting Person (See Instructions) IA

[1]	Based on the number of shares issued and outstanding as reported in the Form 8-K filed by the Issuer on January 7, 2008 for the period ending December 31, 2007.

CUSIP No. 89601T300	13D/A	Page 3 of 12

1	Name of Reporting Persons. West Coast Opportunity Fund, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 10,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 27.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89601T300	13D/A	Page 4 of 12

1	Name of Reporting Persons. Paul J. Orfalea
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 10,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 27.8%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 89601T300	13D/A	Page 5 of 12

1	Name of Reporting Persons. Lance W. Helfert
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 10,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 27.8%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 89601T300	13D/A	Page 6 of 12

1	Name of Reporting Persons. R. Atticus Lowe
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 10,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 27.8%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 89601T300	13D/A	Page 7 of 12

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 10, 2007 (the “Original Filing”) by the Reporting Persons relating to the Common Stock, par value $0.0004 per share (the “Shares”) of Atlas Technology Group, Inc., a Delaware corporation formerly called Tribeworks, Inc. (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by adding the following at the end thereof:

As of December 31, 2007 the Reporting Persons are deemed to beneficially own an aggregate of 10,000,000 Shares, as detailed in Item 5. The aggregate purchase price for such shares was $7,500,000.00 (exclusive of any brokerage commissions and fees), which amount has come from working capital.

As reported in the Issuer’s most recent Form 8-K and filed as an exhibit thereto, on December 31, 2007 West Coast Opportunity Fund, LLC (“WCOF”) entered into a Note Amendment and Securities Purchase Agreement (the “Agreement”) with the Issuer and all of the Issuer’s subsidiaries. The Agreement amends the earlier Securities Purchase Agreement of June 15, 2007 (the “Earlier Agreement”), under which Atlas Technology Group (US), Inc. issued two senior secured promissory notes, each in the principal amount of $2,500,000, dated June 15, 2007 and July 11, 2007 (each, a “Promissory Note,” and together the “Promissory Notes”), 6,500,000 shares of the Issuer’s common stock, par value $0.0004 per share, and 6,500,000 warrants to purchase Common Stock, exercisable for a period of five years from the date of issuance at an initial exercise price of $2.60 per share (the “Warrants”). Under the Earlier Agreement dated June 15, 2007, the Issuer’s failure to enter into certain contracts prior to December 31, 2007 constituted an Event of Default, as that term is defined in the Promissory Notes. Pursuant to the Agreement, WCOF agreed to cancel and return the Warrants to the Issuer, in consideration for which the Issuer has agreed to (i) enter into the Agreement, amending the earlier agreement; (ii) amend the Promissory Note dated June 15, 2007, to extend the maturity date from November 30, 2008 to December 31, 2008 (the “Amended June Note”); (iii) amend and restate the Promissory Note dated July 11, 2007; and (iv) issue a yield enhancement consisting of 3,500,000 shares (the “Yield Enhancement Shares”) of Common Stock.

The aggregate purchase price of the Amended June Note, the Amended and Restated July Note and the Yield Enhancement Shares was the cancellation of the Warrants and the release of funds in the amount of $2,500,000 from the escrow account at Wells Fargo Bank, NA in Seattle, Washington (the “Escrow Agent”), pursuant to that certain Escrow Agreement among the Issuer, WCOF and the Escrow Agent, dated June 15, 2007.

Pursuant to the terms of the Promissory Note dated June 15, 2007, the Issuer’s Event of Default caused the interest on the Amended June Note to be increased from 5% per annum to 7.5% per annum. The Amended June Note is due and payable biannually, and the principal

CUSIP No. 89601T300	13D/A	Page 8 of 12

amount of $2,500,000.00 must be paid in full by December 31, 2008. On January 2, 2008, the Issuer tendered payment to WCOF in the amount of $1,500,000.00 from the escrow account of $4,000,000.00 held by the Escrow Agent as partial payment of the principal amount due on the Amended June Note, resulting in a new principal balance of $1,000,000.00. Interest on the Amended and Restated July Note may be accellerated and the interest rate applicable to the principal amount will be increased to 7.5% per annum during the period of default.

Contemporaneously with the execution and delivery of the Agreement and the issuance and delivery of the Amended and Restated July Note, the Issuer and WCOF executed an amendment to the Registration Rights Agreement whereby the Issuer agreed to register the resale of the Yield Enhancement Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Filing are hereby amended by adding the following at the end thereof:

(a) WCOF is the record owner of 10,000,000 Shares, representing approximately 27.8% of the outstanding Shares.

(b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
West Coast Asset Management, Inc.	0	10,000,000	10,000,000	27.8%[2]
West Coast Opportunity Fund LLC	0	10,000,000	10,000,000	27.8%
Paul J. Orfalea	0	10,000,000	10,000,000	27.8%
Lance W. Helfert	0	10,000,000	10,000,000	27.8%
R. Atticus Lowe	0	10,000,000	10,000,000	27.8%

[2]	Based on the number of shares issued and outstanding as reported in the Issuer’s Form 8-K filed on January 7, 2008 for the period ending December 31, 2007.

CUSIP No. 89601T300	13D/A	Page 9 of 12

(c)

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)[3]	CURRENCY
West Coast Opportunity Fund LLC	12/31/2007	BUY	3,500,000	0.00	N/A

Item 6:	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

As described in Item 3 above, the discussion of which is incorporated herein by reference, WCOF has entered into a Note Amendment and Securities Purchase Agreement with the Issuer and its subsidiaries dated as of December 31, 2007. The Agreement description is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 7, 2008.

Item 7:	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

7.1 Agreement regarding filing of joint Schedule 13D, dated as of August 10, 2007 (previously filed as Exhibit 1 of the Original Filing).

7.2 Power of Attorney regarding Schedule 13D filings, dated as of July 24, 2007 (previously filed as Exhibit 2 of the Original Filing).

7.3 Note Amendment and Securities Purchase Agreement, dated as of December 31, 2007 (incorporated herein by reference to Exhibit 10.1 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on January 7, 2008).

7.4 Securities Purchase Agreement, dated as of June 15, 2007 (incorporated herein by reference to Exhibit 10.1 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on June 19, 2007).

7.5 Form of Amended June Note, dated as of December 31, 2007 (incorporated herein by reference to Exhibit 10.3 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on January 7, 2008).

[3]

The 3,500,00 shares described herein were issued in connection with the secured note financing described under Item 3 above. No cash consideration was paid for the 3,500,00 shares. The price of the common stock on the date of the transaction was $0.85 per share.

CUSIP No. 89601T300	13D/A	Page 10 of 12

7.6 Form of Amended and Restated July Note, dated as of December 31, 2007 (incorporated herein by reference to Exhibit 10.3 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on January 7, 2008).

7.7 Amendment No. 1 to the Registration Rights Agreement, dated as of December 31, 2007 (incorporated herein by reference to Exhibit 10.3 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on January 7, 2008).

CUSIP No. 89601T300	13D/A	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008

West Coast Asset Management, Inc.

By:	*
Name:	Lance W. Helfert
Title:	President

West Coast Opportunity Fund LLC

By:	*
Name:	Lance W. Helfert
Title:	President of Managing Member

By:	*
Name:	Paul J. Orfalea

By:	*
Name:	Lance W. Helfert

By:	*
Name:	R. Atticus Lowe

By:	*/s/ Linda Schuman
Name:	Linda Schuman
Title:	Attorney-in-fact

CUSIP No. 89601T300	13D/A	Page 12 of 12

EXHIBIT INDEX

Exhibit No.	Description

7.1	Agreement regarding filing of joint Schedule 13D, dated as of August 10, 2007 (previously filed as Exhibit 1 of the Original Filing).

7.2	Power of Attorney regarding Schedule 13D filings, dated as of July 24, 2007 (previously filed as Exhibit 2 of the Original Filing).

7.3	Note Amendment and Securities Purchase Agreement, dated as of December 31, 2007 (incorporated herein by reference to Exhibit 10.1 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on January 7, 2008).

7.4	Securities Purchase Agreement, dated as of June 15, 2007 (incorporated herein by reference to Exhibit 10.1 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on June 19, 2007).

7.5	Form of Amended June Note, dated as of December 31, 2007 (incorporated herein by reference to Exhibit 10.3 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on January 7, 2008).

7.6	Form of Amended and Restated July Note, dated as of December 31, 2007 (incorporated herein by reference to Exhibit 10.3 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on January 7, 2008).

7.7	Amendment No. 1 to the Registration Rights Agreement, dated as of December 31, 2007 (incorporated herein by reference to Exhibit 10.3 to Atlas Technology Group, Inc.’s Current Report on Form 8-K, as filed with the SEC on January 7, 2008).